UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 64109/March 23, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14270

In the Matter of :	
:	
EMOBILE DATA CORP., :	
ENCORE GROUP, INC., :	ORDER MAKING FINDINGS AND
ENER-GRID, INC., :	REVOKING REGISTRATIONS
ENVIRONMENTAL TECHNOLOGIES :	BY DEFAULT
INTERNATIONAL, INC. (n/k/a ECO :	
TECHNOLOGIES INTERNATIONAL, INC.), :	
EVERGREEN NETWORK.COM, INC., and :	
EYE CATCHING MARKETING CORP. :	

SUMMARY

   This Order revokes the registrations of the registered securities of eMobile Data Corp., The Encore Group Inc., Ener-Grid, Inc., Environmental Technologies International Inc. (n/k/a Eco Technologies International Inc.), Evergreen Network.com, Inc., and Eye Catching Marketing Corp. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

   The Commission initiated this proceeding on February 22, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by March 9, 2011.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the

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[1] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

undersigned finds that the allegations in the OIP are true as to them. <u>See</u> OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

eMobile Data Corp. (CIK No. 1142464)[2] is a Yukon Territory corporation located in Richmond, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[3] for the period ended December 31, 2001, which reported a $3.3 million (CAD) loss for the prior twelve months.

The Encore Group, Inc. (CIK No. 276259), is an inactive Oregon corporation located in Tigard, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the fiscal year ended December 31, 1997, which reported a net loss of $50,000 for the prior twelve months.

Ener-Grid, Inc. (CIK No. 805228), is a Colorado corporation located in Buckeye, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended September 30, 1997, which reported a loss of $72,617 for the prior three months. On January 3, 1996, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, which was converted to Chapter 7, and terminated on May 5, 2003.

Environmental Technologies International Inc. (n/k/a Eco Technologies International, Inc.) (CIK No. 894229) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1997, which reported a net loss of over $1 million (CAD) for the prior year.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. <u>See</u> <u>Smaller Reporting Company Regulatory Relief and Simplification</u>, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Evergreen Network.com, Inc. (CIK No. 1112921), is a dissolved Colorado corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Registration Statement on Form 10-SB/A on February 1, 2001, which reported a net loss of $550,847 for the nine-month period ended September 30, 2000.

Eye Catching Marketing Corp. (CIK No. 1088210) is a dissolved Nevada corporation located in Kelowna, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ending March 31, 2006, which reported a net loss of $4,227 for the prior three months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of eMobile Data Corp. is REVOKED;

the REGISTRATION of the registered securities of The Encore Group Inc., is REVOKED;

the REGISTRATION of the registered securities of Ener-Grid, Inc., is REVOKED;

the REGISTRATION of the registered securities of Environmental Technologies International Inc. (n/k/a Eco Technologies International Inc.) is REVOKED;

the REGISTRATION of the registered securities of Evergreen Network.com, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Eye Catching Marketing Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge